Filed Pursuant to Rule 424(b)(3)

Registration No. 333-109887

PRO-PHARMACEUTICALS, INC.

2,037,593 Shares of Common Stock

$.001 par value

This prospectus relates to the offer and sale from time to time of up to 1,314,571 shares of our outstanding common stock, and up to 723,022 shares of our common stock issuable upon the exercise of warrants, which are held by certain selling stockholders named in this prospectus.

The prices at which such stockholders and warrant holders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the American Stock Exchange under the symbol “PRW.” On November 12, 2003, the last reported sale price of our common stock was $3.80 per share.

See “ Risk Factors” beginning on page 3 to read about the risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2003.

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” on page 12. You should rely only on the information contained in this prospectus, including information incorporated by reference in this prospectus, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

ABOUT PRO-PHARMACEUTICALS, INC.

We are engaged in research and development of drug technologies to enable targeted delivery of widely used chemotherapy drugs. We intend initially to combine our proprietary carbohydrate compounds with existing generic chemotherapy drugs used to treat cancer. We believe our technology will increase the body’s tolerance to these toxic drugs by targeting the delivery directly to cancerous cells. Our company’s approach of improving existing chemotherapy drugs by adding a targeting mechanism should reduce the toxicity and increase the efficacy of these drugs thereby creating a preferable treatment to existing first line regimens. Additionally, we believe that this drug development strategy will enable our company to gain patent protection on drugs we reformulate with our carbohydrate compounds.

The U.S. Food and Drug Administration (the “FDA”) has approved our first Investigational New Drug Application (“IND”) for Phase I human clinical trials relating to colorectal cancer. Additionally, the FDA also approved our amendment to broaden the scope of our IND to include all solid tumors. We have begun clinical trials of our drug and are in the process of collecting results. Also, we are currently conducting preclinical animal experiments with additional IND candidates. We have not yet generated any operating revenues.

We were incorporated under Nevada law in January 2001. Our common stock commenced to trade on the American Stock Exchange under the symbol “PRW” in September 2003.

Our address is 189 Wells Avenue, Newton, Massachusetts 02459. Our telephone number is (617) 559-0033, fax number is (617) 928-3450, e-mail address is foley@pro-pharmaceuticals.com, and our website address is www.pro-pharmaceuticals.com.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify below the major factors that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all of those factors.

If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Pro-Pharmaceuticals

We Are At An Early Stage Of Development Without Operating History.    We are a development-stage company without operating history, and we have not generated any revenues to date. We have no therapeutic products available for sale, and none are expected to be commercially available for several years, if at all. We may never generate revenue or become profitable, even if we are able to commercialize any products.

We Have Incurred Net Losses To Date And Depend On Outside Capital.    Our accumulated deficit as of June 30, 2003 was approximately $9,752,707, which includes approximately $2,427,000 of various non-cash charges related to certain equity transactions. We will need to continue to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial operating losses for the next several years. Accordingly, we will not be generating our own capital and will remain dependent on outside sources of financing during that time. If we are unable to raise funds from outside sources for our continuing operations, we may be adversely affected.

We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, our equity holders may experience dilution of their proportionate ownership of the company.

Based on approximately $1,791,000 of available cash and cash equivalents as of June 30, 2003 and net proceeds of approximately $4,600,000 received in our private placement completed in July 2003 as well as net proceeds of approximately $4,100,000 received in our private placement completed in October 2003, we believe that we have sufficient capital to fund our operations through at least the first quarter of 2005. If actual expenses exceed our budget, however, we will need to raise additional capital sooner in order to meet our cash needs.

Our Product Candidates Will Be Based On Novel Unproven Technologies.    Our product candidates will be based upon novel unproven technologies that we plan to use to apply to drugs currently used in the treatment of cancer and other diseases. Carbohydrates are difficult to synthesize, and we may not be able to synthesize carbohydrates that would be usable as delivery vehicles for the anti-cancer drugs we plan to work with.

We Have Only Recently Begun Clinical Trials And Results Are Uncertain.    We have one product candidate in clinical trials. Preclinical results in animal studies are not necessarily predictive of outcomes in human clinical trials. Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases (phases I, II, and III) to determine the safety and efficacy of the product candidates necessary for an approved drug. Many products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our products progress successfully through initial human testing, they may fail in later stages of development. We will be dependent on others to conduct our clinical trials, including clinical research organizations and, possibly, government-sponsored agencies. These trials may not start or be completed as we forecast, or may be unsuccessful.

Our Product Candidates May Not Be Successfully Commercialized.    Even if our product candidates are successful in clinical trials, they may not be successfully commercialized. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

Our Lack Of Operating Experience May Cause Us Difficulty In Managing Our Growth.    We have no experience in manufacturing or procuring products in commercial quantities, conducting other later-stage phases of the regulatory approval process, selling pharmaceutical products, or negotiating, establishing and maintaining strategic relationships. Any growth of our company will require us to expand our management and our operational and financial systems and controls. If we are unable to do so, our business and financial condition would be materially harmed. If rapid growth occurs, it may strain our operational, managerial and financial resources.

We Will Depend On Third Parties To Manufacture And Market Our Products.    We do not have, and do not now intend to develop facilities for the manufacture of any of our products for clinical or commercial production. Accordingly, we will need to develop relationships with manufacturers and enter into collaborative arrangements with licensees or have others manufacture our products on a contract basis. We expect to depend on such collaborators to supply us with products manufactured in compliance with standards imposed by the FDA and foreign regulators. In addition, we have no direct experience in marketing, sales or distribution, and we do not intend to develop a sales and marketing infrastructure to commercialize our pharmaceutical products. If we develop commercial products, we will need to rely on licensees, collaborators, joint venture partners or independent distributors to market and sell those products.

We Depend On Key Individuals To Develop Our Products And Pursue Collaborations.    We are highly dependent on Dr. David Platt, President and Chief Executive Officer; Dr. Anatole Klyosov, a member of our Scientific Advisory Board and a consultant; and Dr. Eliezer Zomer, Vice President of Manufacturing and Product Development. The loss of any of these persons, or failure to attract or retain other key personnel, could prevent us from pursuing collaborations or developing our products and core technologies.

Risks Related to the Drug Development Industry

We Will Need Regulatory Approvals To Commercialize Our Products.    We currently do not have products approved for sale in the U.S. or any foreign market. We are required to obtain approval from the FDA in order to sell our products in the U.S. and from foreign regulatory authorities in order to sell our products in other countries. The FDA’s review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each product candidate in order to secure FDA approval. The FDA could reject an application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our products, which would prevent, defer or decrease our receipt of revenues. If we receive initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation.

Our Competitive Position Depends On Protection Of Our Intellectual Property.    Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to obtain patent protection for our products or processes in the United States and other countries, protect trade secrets, and prevent others from infringing on our proprietary rights.

Since patent applications in the United States are maintained in secrecy for at least portions of their pendency periods (published on U.S. patent issuance or, if earlier, 18 months from earliest filing date for most applications) and since other publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we are the first to make the inventions to be covered by our patent applications. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.

We cannot assure you that all of our patent applications will issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Patent litigation is widespread in the biotechnology industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights.

Although we require our scientific and technical employees and consultants to enter into broad assignment of inventions agreements, we have not required Dr. Platt to do so. He has, however, assigned all his patents and patent applications of inventions related to our business. While our employees, consultants and corporate partners with access to proprietary information generally will be required to enter into confidentiality agreements, these agreements may not be honored.

Our Products Could Infringe The Intellectual Property Rights Of Others.    We cannot assure that products based on our patents or intellectual property that we license from others will not be challenged by a third party claiming infringement of its proprietary rights. If we were not able to successfully defend our patents or licensed rights, we may have to pay substantial damages, possibly including treble damages, for past infringement.

We Face Intense Competition In The Biotechnology And Pharmaceutical Industries.    The biotechnology and pharmaceutical industries are intensely competitive. We face direct competition from U.S. and foreign companies focusing on drug delivery technologies which are rapidly evolving. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products based on technology developed at such institutions. Our competitors may succeed in developing or licensing technologies and products that are more effective or less costly than ours, or succeed in obtaining FDA or other regulatory approvals for product candidates before we do.

Health Care Cost Containment Initiatives And The Growth Of Managed Care May Limit Our Returns.    Our ability to commercialize our products successfully will be affected by the ongoing efforts of governmental and third-party payors to contain the cost of health care. These entities are challenging prices of health care products and services, denying or limiting coverage and reimbursement amounts for new therapeutic products, and for FDA-approved products considered experimental or investigational, or which are used for disease indications without FDA marketing approval.

Even if we succeed in bringing any products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing.

Our Insurance Coverage May Not Be Adequate In All Circumstances.    In the future, we may, in the ordinary course of business, be subject to claims by, and liability to, persons alleging injury as a result of taking products we have under development. If we are successful in having products approved by the FDA, the sale of such products would expose us to additional potential product liability and other claims resulting from their use. This liability may result from claims made directly by consumers or by pharmaceutical companies or others selling such products. Although we currently have insurance coverage for both product liability and professional liability, it is possible that we will not be able to maintain such insurance on acceptable terms. Any inability to maintain insurance coverage on acceptable terms could prevent or limit the commercialization of any products we develop.

Risks Related to Our Stock

Stock Prices For Biopharmaceutical And Biotechnology Companies Are Volatile.    The market price for securities of biopharmaceutical and biotechnology companies historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

Large Sales Could Reduce The Trading Price Of Our Common Stock.    We listed our common stock on the American Stock Exchange in September 2003, prior to which our stock traded on the OTC Bulletin Board. Accordingly, there is a limited history of trading of our stock on a national exchange and, based on trading volume to date, our stock could be considered “thinly traded.” In the registration statement of which this prospectus is a part, we are registering on behalf of the “Selling Stockholders” identified below approximately 1,315,000 shares of our common stock and approximately 723,000 shares of stock issuable upon exercise of warrants held by them that are immediately exercisable. In July 2003 we registered on behalf of certain of our stockholders approximately 2,843,000 shares of our common stock sold to them in private placements we commenced before 2002. In general, shares of registered common stock may be re-sold into the public markets without volume or other restrictions. Large sales of our registered shares could place substantial downward pressure on the trading price of our common stock, particularly if the amount sold significantly exceeds the then-current trading volume of our stock.

Four Principal Stockholders Own Enough Shares To Control The Company.    Four of our principal stockholders, David Platt, James Czirr, Offer Binder and Anatole Klyosov own or control approximately 51% of our outstanding shares of our common stock, and Dr. Platt and Mr. Czirr together own approximately 41%. Some or all of these stockholders, acting in concert, will be able to continue to elect the Board of Directors and take other corporate actions requiring stockholder approval, such as recapitalization or other fundamental corporate action, as well as dictate the direction and policies of our company. Such concentration of ownership also could have the effect of delaying, deterring or preventing a change in control of the company that might otherwise be beneficial to stockholders.

Changes In Laws, Regulations And Financial Accounting Standards May Affect Our Reported Results Of Operations.    The recently enacted Sarbanes-Oxley Act of 2002 and related regulations may result in changes in accounting standards or accepted practices within our industry and could add significant new costs to being a public company. New pronouncements and varying interpretations of pronouncements have occurred in the past and are likely to occur in the future as a result of recent Congressional and regulatory actions. New laws, regulations and accounting standards, as well as potential changes to currently accepted accounting practices, including the expensing of stock options, could adversely affect our reported financial results and negatively affect our stock price. Additional unanticipated expenses incurred to comply with new requirements could also negatively impact our results of operations.

RECENT EVENTS

The Compensation Committee of our Board of Directors recently approved grants of stock options, exercisable at $4.05 per share, of which 1,315,000 are outstanding. The Compensation Committee had several objectives for the grants: first, to compensate two long-term employees, one a senior administrator and the other a scientist, who received an aggregate of 700,000 immediately exercisable options, in recognition of their substantial contributions to Pro-Pharmaceuticals while in the development stage; second, to create incentives for key employees who, with this grant, hold an aggregate of 565,000 additional options that vest quarterly over a twelve-month period; and, third, to recognize the recent contributions of two non-employee scientists, one of whom is a director, who were each granted 25,000 immediately exercisable options.

On October 8, 2003, our Chief Financial Officer resigned for personal reasons and to pursue other opportunities. Our Chief Operating Officer, who has a background in financial management, has agreed to serve as our Acting Chief Financial Officer while we conduct an executive search.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These forward-looking statements are based on management’s current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in such statements. We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described in the Risk Factors section of this prospectus. We cannot assure you that we have identified all the factors that create uncertainties. Readers should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from those sales.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 2,037,593 shares of our common stock by the selling stockholders, comprising:

•	1,314,571 shares of common stock;

•	657,293 shares of common stock issuable upon exercise of warrants with an exercise price of $5.29 per share; and

•	65,729 shares of common stock issuable upon exercise of a warrant with an exercise price of $6.86 per share, issued to Rodman & Renshaw, Inc. as part of its compensation for services rendered to us as placement agent for the financing described below.

We issued these shares and warrants on October 2, 2003 in a private placement exempt from the registration requirements of the Securities Act. Pursuant to a Registration Rights Agreement dated October 2, 2003, we agreed to file a registration statement, of which this prospectus is a part, with the SEC, to register the resale of the shares of our common stock we issued, and which we will issue upon exercise of warrants, to those stockholders and to keep the registration statement effective until the date when all of the shares registered hereunder are sold or the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold.

The following table, based upon information currently known by us, sets forth, as of October 2, 2003, the number of shares held of record or beneficially by the selling stockholders that may be offered under this prospectus, and provides a footnote reference to any material relationship between Pro-Pharmaceuticals and the selling stockholder, if any. Beneficial ownership includes shares of common stock plus any securities held by the holder exercisable for or convertible into shares of common stock within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Name of Selling Stockholder	Common Stock Owned Prior to the Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering	Percentage of Common Stock Owned Upon Completion of this Offering
Gryphon Master Fund, LP (1)	214,286	214,286	0	0
Gamma Opportunity Capital Partners, LP (2)	42,857	42,857	0	0
SF Capital Partners Ltd. (3)	214,285	214,285	0	0
TCMP[3] (4)	64,286	64,286	0	0
Platinum Partners Value Arbitrage Fund (5)	107,144	107,144	0	0
Portside Growth and Opportunity Fund (6)	107,144	107,144	0	0
OTAPE Investments LLC (7)	128,571	128,571	0	0
Ellis International Ltd (8)	42,857	42,857	0	0
Omicron Master Trust (9)	85,715	85,715	0	0
AIG DKR Soundshore Private Investors Holding Fund Ltd. (10)	42,857	42,857	0	0
Bristol Investment Fund, Ltd. (11)	64,286	64,286	0	0
Delta Opportunity Fund, Ltd. (12)	85,715	85,715	0	0
Cranshire Capital L.P. (13)	214,286	214,286	0	0
Alpha Capital AG (14)	171,429	171,429	0	0
Crescent International Ltd. (15)	129,000	129,000	0	0
Langley Partners, L.P. (16)	107,145	107,145	0	0
The Tail Wind Fund Limited (17)	107,144	107,144	0	0
Barucha LLC (18)	42,857	42,857	0	0
Rodman & Renshaw, Inc. (19)	65,729	65,729	0	0
TOTAL	2,037,593	2,037,593	0	0

For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. Percentage calculations are based on 24,037,671 shares of our common stock issued and outstanding as of October 2, 2003.

(1)	Includes 71,429 shares subject to warrants that are currently exercisable.
(2)	Includes 14,286 shares subject to warrants that are currently exercisable.
(3)	Includes 71,429 shares subject to warrants that are currently exercisable.
(4)	Includes 21,429 shares subject to warrants that are currently exercisable.
(5)	Includes 35,715 shares subject to warrants that are currently exercisable.
(6)	Includes 35,715 shares subject to warrants that are currently exercisable. The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of shares issued and issuable to Portside Growth and Opportunity Fund. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of all of such shares.
(7)	Includes 42,857 shares subject to warrants that are currently exercisable.
(8)	Includes 14,286 shares subject to warrants that are currently exercisable.
(9)	Includes 28,572 shares subject to warrants that are currently exercisable.
(10)	Includes 14,286 shares subject to warrants that are currently exercisable.
(11)	Includes 21,429 shares subject to warrants that are currently exercisable.
(12)	Includes 28,572 shares subject to warrants that are currently exercisable.
(13)	Includes 71,429 shares subject to warrants that are currently exercisable.
(14)	Includes 57,143 shares subject to warrants that are currently exercisable.
(15)	Includes 43,000 shares subject to warrants that are currently exercisable.
(16)	Includes 35,715 shares subject to warrants that are currently exercisable.
(17)	Includes 35,715 shares subject to warrants that are currently exercisable.
(18)	Includes 14,286 shares subject to warrants that are currently exercisable.
(19)	Consists of 65,729 shares subject to warrants that are currently exercisable. Rodman & Renshaw, Inc. is a registered broker-dealer and NASD member and acted as placement agent in connection with the sale of our common stock and warrants.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for Pro-Pharmaceuticals, Inc. by Perkins Smith & Cohen LLP of Boston, Massachusetts.

EXPERTS

The financial statements for our Massachusetts predecessor corporation for the period from inception (July 10, 2000) through December 31, 2000, incorporated into this document by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2002, have been audited by Scillia Dowling & Natarelli LLC, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The financial statements as of December 31, 2002 and 2001 and for the years then ended, and for the period from inception (July 10, 2000) to December 31, 2002, incorporated into this document by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the ability of Pro-Pharmaceuticals to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC (450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the above address or from the SEC’s Internet site.

Our world wide web address is www.pro-pharmaceuticals.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web address is included in this document as an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

(1)	Our Annual Report on Form 10-KSB filed with the SEC on March 31, 2003 for the year ended December 31, 2002;

(2)	Our Quarterly Report on Form 10-QSB filed with the SEC on May 14, 2003 for the quarter ended March 31, 2003;

(3)	Our Quarterly Report on Form 10-QSB filed with the SEC on August 14, 2003 for the quarter ended June 30, 2003;

(4)	Our Current Report on Form 8-K filed with the SEC on September 9, 2003;

(5)	Our Current Report on Form 8-K filed with the SEC on September 26, 2003;

(6)	Our Current Report on Form 8-K filed with the SEC on October 10, 2003;

(7)	All our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(8)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 9, 2003, including any amendments or reports filed for the purpose of updating that description.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Pro-Pharmaceuticals, Inc.

189 Wells Avenue

Newton, Massachusetts 02459

Attention: Anthony D. Squeglia, Vice President, Investor Relations

(617) 559-0033